CONFIDENTIAL

September 19, 2006

By EDGAR, Facsimile and by Overnight Delivery

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abraxis BioScience, Inc.

Form 10-K for fiscal year ended December 31, 2006

Filed on March 10, 2006

File No. 000-33407

Dear Mr. Rosenberg:

We, Abraxis BioScience, Inc. (formerly American Pharmaceutical Partners, Inc.) (the “Company”), are transmitting for filing an amendment (the “10-K/A”) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2006 (the “10-K”). A courtesy copy of the 10-K/A will be provided that is marked to show changes from the 10-K.

The 10-K/A is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated August 16, 2006 in connection with its review of the 10-K. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Comment 1: Your disclosure is not in compliance with Item 307 of Regulation S-K. Please revise your disclosure to indicate whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report in accordance with Item 307 of Regulation S-K. Additionally, revise your disclosure to cite the correct Exchange Act Rules that define disclosure controls and procedures, Rules 13a-15(e) and 15d-15(e).

Response: In response to the Staff’s comment, the Company has revised the disclosure in Item 9A as requested.

Comment 2: Since you are a Large Accelerated Filer and include Management’s Report on Internal Controls over Financial Reporting in your 2005 Form 10-K, please revise your certificates to be worded exactly as set forth in Item 601(b)(31) of Regulation S-K. Your certifications omit the language covering internal controls over financial reporting in paragraphs 4 and 4(b).

Response: In response to the Staff’s comment, the Company has included revised certifications as Exhibits 31.1 and 31.2 as requested.

The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the 10-K/A; Staff comments or changes to disclosure in response to Staff comments in the 10-K/A reviewed by the Staff do not foreclose the Commission from taking any action with respect to the 10-K/A; and it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding this matter, please contact me at (310) 500-2856.

Yours sincerely,

ABRAXIS BIOSCIENCE, INC.

/s/ Lisa Gopalakrishnan
Lisa Gopalakrishnan
Executive Vice President and Chief Financial Officer

cc:	Patrick Soon-Shiong

Richard Maroun

Dave Hebeda

Christopher L. Russell